SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For March, 2006

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

Exhibit index – 1 February 2006 to 2 March 2006

99.1	7 March 2006 – Holdings in Company – Prudential plc and its subsidiary.
99.2	7 March 2006 – Director and PDMR share purchase
99.3	10 March 2006 – Director and PDMR share sale
99.4	13 March 2006 – Director and PDMR exercise of options
99.5	14 March 2006 – Vertex Outsourcing Contract
99.6	21 March 2006 – Director and PDMR re purchase of shares in share incentive plan
99.7	23 March 2006 – Contract Solutions Presentation
99.8	23 March 2006 – Holdings in Company – Fidelity International Limited
99.9	24 March 2006 – Publication of Prospectus
99.10	24 March 2006 – Publication of Prospectus – United Utilities Water plc
99.11	29 March 2006 – Trading Statement
99.12	4 April 2006 – Publication of Prospectus – United Utilities Electricity plc
99.13	4 April 2006 – Publication of Prospectus – United Utilities Water plc
99.14	10 April 2006 – Directorate Change

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC (Registrant)

Dated: 11 April 2006	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary